Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its first quarter 2015 interim dividend

On April 28, 2015, TOTAL S.A. announced that its Board of Directors met on April 27, 2015, and approved a first quarter 2015 interim dividend of €0.61 per share. This interim dividend, unchanged compared to the first quarter of 2014, is payable in euros according to the following timetable:

•             ex-dividend date: September 28, 2015;

•             record date: September 25, 2015; and

•             payment date in cash or shares issued in lieu of cash: October 21, 2015.

Pending the approval of the 4th resolution at the Annual Shareholders’ Meeting of May 29, 2015, the Board of Directors will meet on September 22, 2015 to:

•             declare the first quarter 2015 interim dividend;

•             offer the option for shareholders to receive the first quarter 2015 interim dividend in cash or in new shares of the Company;

•             set the price of the new shares, as per the conditions set forth by the aforementioned resolution, with a discount of up to 10% based on the average opening price on the Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting of September 22, 2015, and reduced by the amount of the first quarter 2015 interim dividend; and

•             confirm the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend as from October 21, 2015.

American Depositary Receipts (“ADRs”) will receive the first quarter 2015 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•             ADR ex-dividend date: September 23, 2015;

•             ADR record date: September 25, 2015; and

•             ADR payment date in cash or shares issued in lieu of cash: October 29, 2015.

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.